                                           Filed By VERITAS Software Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                      Subject Company:  Seagate Technology, Inc.
                                                   Commission File No. 001-11403



                          VERITAS SOFTWARE CORPORATION

                           CONFERENCE CALL CONCERNING

          MULTI-COMPANY TRANSACTION INVOLVING SEAGATE TECHNOLOGY, INC.

                        AND VERITAS SOFTWARE CORPORATION

                                 CONFERENCE CALL
                                 MARCH 29, 2000

OPERATOR: Ladies and gentlemen, thank you for standing by. And welcome to the Seagate Technology news conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session with instructions being given at that time. If you should require assistance please depress * followed by 0. As a reminder this conference is being recorded.

I would now like to turn the conference over to Mr. Steve Luczo, President & Chief Executive Officer of Seagate Technologies. Please go ahead.

STEVE: Thanks James. Okay, first of all I just want to say good afternoon, and thanks everybody for joining the call on relatively short notice. And I am going to introduce at least a few people that are on the phone. There are a wide variety of people available to answer Q&A, but along with myself is Mark Leslie, Chairman & CEO of Veritas Software. Larry Perlman, Co-Chairman of Seagate Technology. Roger McNamee, Co-Founder of Silver Lake Partners. Charles Pope, CFO at Seagate Technology. And Ken Lonchar, CFO of Veritas Software.

We are going to walk through the details of today's announcement, and then entertain questions before concluding the call, in about an hour. And I will apologize up front to everyone for probably tending to read more than normal, but given the extensive nature of the announcement we want to make sure that all the information is as accurate and consistent as possible, so bear with me.

Before moving on to the details of the transaction, though, I would like Charles to cover the language concerning forward looking statements within the Safe Harbor Provisions. And so, Charles, if you would go ahead with that.

CHARLES: Thanks Steve. Today's report contains forward looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of management of Seagate and Veritas Software, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements, including the risks detailed in today's press release.

For a detailed discussion of risks and uncertainties please refer to the joint proxy statement or prospectus to be filed with the Securities & Exchange Commission by both Seagate and Veritas Software, as well as the company's filing with the Securities & Exchange Commission. Especially in the factors affecting future operating results section of the management discussion and analysis of financial condition and results of operations section of Seagate's Form 10K for its fiscal year ended July 2, 1999, and its form 10Q for its fiscal quarter ended December 31, 1999. And in the factors that may affect future results section of the management discussion and analysis of financial condition and results of operations section of Veritas Software's Form 10Q for its fiscal quarter ended September 30, 1999. Neither company undertakes any obligation to update forward looking statements to reflect events or circumstances after the date thereof.

Steve.

STEVE: All right. Thank you Charles. Seagate and Veritas Software and an investment group led by Silver Lake Partners that includes Seagate Management and Texas Pacific Group today announced a landmark $20 billion transaction. In the transaction Veritas Software will acquire all of Veritas Software shares currently held by Seagate, certain investment securities and cash. The investor group will acquire the Seagate operating businesses for cash. Seagate stockholders will receive shares of Veritas Software common stock and cash for their shares of Seagate common stock.

For Veritas Software the transaction is accretive earnings per share primarily by decreasing total shares outstanding. In addition, the transaction eliminates the share overhang of Seagate's approximate 33% ownership in Veritas Software and increases stockholder liquidity.

For Seagate the transaction unlocks the value of Seagate's assets on a tax efficient basis for the benefit of its stockholders.

In this unified transaction Veritas Software will merge with Seagate, which will then exclusively hold 128 million shares of Veritas Software, the investment securities of SanDisk, Gadzoox Networks, CVC, and Dragon Systems, and cash.

Immediately prior to this merger a new company formed by an investor group led by Silver Lake will purchase all of Seagate's operating businesses for approximately $2 billion in cash. We are creating the largest private company in Silicon Valley by nature of this transaction. By taking Seagate private we will be able to pursue investments in our core operating business with financial partners of a long-term perspective and with a real understanding of the challenges of the disk drive industry.

The Seagate Board of Directors has been exploring a variety of options for unlocking the value of the company's assets, including its Veritas holdings, and feels that the proposed transaction, which includes the sale of Seagate's operating assets to the Silver Lake Partners investment group and provides for a 26% premium over the 30-day average Seagate share price, achieves that goal.

As background, Seagate acquired approximately 155.6 million shares of Veritas Software common stock on a split adjusted basis following the completion of Veritas Software's acquisition of Seagate Software's Network & Storage Management Group in May of 1999.

Today Seagate owns approximately 128 million shares of Veritas Software common stock, representing 32.5% of the Veritas Software outstanding common stock. The transaction amount today redistributes this block of Veritas Software more broadly into the market.

In the transaction the Seagate stockholders will receive merger consideration consisting of 109.3 million Veritas Software shares issued for the approximate 128 million Veritas Software shares that Seagate presently owns, additional Veritas Software shares issued for the investment securities, and at Veritas Software's election for up to $750 million in retained cash, and all cash on the Seagate balance sheet in excess of $800 million cash working capital, and after given the affect of the Veritas Software retained cash, debt repayment, taxes, and other liabilities.

Seagate stockholders would receive total consideration of approximately $77.50 per share for each share of Seagate common stock, consisting of approximately
 .467 Veritas Software shares and approximately $5 in cash, based on the closing market prices of the investment securities as of March 28, 2000. And assuming a $500 million cash retention by Veritas Software and Seagate's anticipated cash position at closing.

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The transaction unveiled today represents a significant event for Seagate, our stockholders, our employees, and Veritas stockholders. The transaction is structured so that the issuance of the Veritas Software shares should be tax-free to the Seagate stockholders. Seagate stockholders may also be entitled to receive additional cash payments for tax refunds at or after closing. The final amount of additional Veritas Software shares and cash per share will be determined at closing, and will depend on a number of factors including the final cash position of Seagate and the market prices of the involved securities.

The Seagate operating business is not being acquired by Veritas. We are taking the operating business private in order to more aggressively pursue our objectives as the world's leading storage company.

Mark.

MARK: Thank you Steve. I would like to talk about our general perspective on this transaction. We think that the deal makes great sense for both Veritas and its shareholders. And the total estimated value of the recapture to Veritas is approximately $3 billion based on current market prices. We will receive the 128 million shares of our stock held by Seagate and up to $750 million in additional cash for operations and strategic investments.

Of the total consideration approximately two-thirds will be realized in a reduction of our number of shares outstanding. This reduction will be about 12 million shares, caused by the fact that we will only issue approximately 116 million shares as compared to the 128 million shares that we are receiving from Seagate which will boost our EPS. In addition, Veritas will receive Seagate stock in CVC, Gadzoox, SanDisk, and Dragon Systems, representing a net value after tax and assumed liquidity discount of approximately one-sixth of the total consideration. This will diversify the Veritas Software holdings and contribute to the long-term stability of the Veritas Software stock.

Finally, ten days before the close of the transaction we may elect to further reduce Veritas shares outstanding or to receive the remainder of the consideration in cash completing the last one-sixth of the total. It is important to note that with a fixed exchange ratio which locks in accretion this transaction has no collar.

We also have the added benefits of increasing our available float for approximately 57% to 99%, further contributing to the long-term stability of our stock and making it easier for investors to buy and sell our stock in sizable volumes as well as removing the overhang issues represented by Veritas Software stock held by Seagate, significantly reducing the risk that those shares end up in the hands of another company.

This transaction presents Veritas Software with between a half a billion and a billion in additional liquid assets to fund innovative technologies and to fund new ventures that will contribute to growing the value and market position of the company. This cash may be deployed as we focus on our high priority initiatives identified for 2000 and beyond. These key initiatives include developing technologies and market for internet infrastructure products, the network attached storage market, professional services, the Hewlett Packard platform market, and our own e-business initiative.

Ken.

KEN: Thanks Mark. I would like to review the impact of this transaction with respect to Veritas financial results. From a financial viewpoint there is nothing but goodness in this deal for the Veritas stockholders. The value is very accretive to our future results. I believe that this transaction is accretive to earnings per share right out of the box, and we should see just over 10% accretion in the second half of this year. And in 2001 about 7.5%. This accretion is most properly viewed by a two-pronged calculation. First, we will be reducing shares outstanding, as discussed earlier. But equally as important, we will also be earning interest on the invested cash that we receive as part of this transaction by providing additional net income.

Roger will now review the general perspective from the transaction from the viewpoint of Silver Lake.

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Roger: Good afternoon. I would like to just say on behalf of the investor group that is participating in this transaction that we believe in the strategic nature of data storage in the internet economy. And we are proud to partner with the management and employees of Seagate. This is a dynamic time in the storage business. It is a challenging environment, but at the same time storage we believe is a critical technology for the new economy. We share management's long-term vision, and we are prepared, and in fact excited about making all of the necessary investments to ensure that Seagate remains the leading player in storage systems.

Now, with respect to the transaction, we are pleased to play a role in a deal which provides such clear benefits to three parties. To Seagate shareholders, to the shareholders of Veritas, to Seagate management employees and customers. This is really a tremendous transaction, and something that we are very, very excited about.

Our team is committed to the core business. We understand and support the Seagate strategy, and frankly, our team has a very long history of investing not only in technology but in the storage industry. And so let me tell you a little bit about this investor team. It starts and is led by Silver Lake Partners which is a $2.3 billion private equity fund focused exclusively on technology. Our team which consists of Jim Davidson, formerly of Hambrecht & Quist, Dave Roux, formerly of Oracle and Lotus, Glenn Hutchins, formerly of Blackstone Group, and Integral Capital Partners, the firm that I founded with John Powell and Kleiner, Perkins, Caufield & Byers.

We are really delighted to be joined in this investor group, as I said, by the management team at Seagate, and by a really stellar group of investors. Texas Pacific Group is our partner in this deal. They are a $7 billion private equity firm. Very experienced investors both in technology and in other sectors of the economy led by David Bonderman and James Coulter. Some of their technology investments include on semi conductor and globe span semi conductor.

The other investors in this team include August Capital led by Dave Marquardt who was a very early venture investor in Seagate and remains one of the most prominent people in technology investing. The other investors include Chase Capital Partners, GS Capital which is a group within Goldman Sachs, and my other firm, Integral Capital Partners. And as I said, the Seagate management team is integral to this program.

Let me now turn the podium back over to Steve.

STEVE: Thanks a lot Roger. So let me just provide an overview of the principal terms of the agreement. The transaction will be affected in two nearly simultaneous steps. In the first step a new private company formed by financing group led by Silver Lake Partners will purchase all of Seagate Technology assets and liabilities for cash, excluding the holding in Veritas Software, CVC, Gadzoox Networks, SanDisk, and Dragon Systems. The new private company will assume the name Seagate Technology and a new board of directors will be formed consisting of Seagate executive management members, members of the investor group, and new outside directors.

Immediately following step one, the remaining assets of Seagate Technology will be acquired by Veritas Software through a merger of Seagate with a wholly owned subsidiary of Veritas Software. These remaining assets consist of the cash proceeds from the Silver Lake Partners transaction, the 128 million shares of Veritas Software common stock, and Seagate Technology's holdings in CVC, Gadzoox Networks, SanDisk, and Dragon Systems.

In step three, Veritas will issue approximately 109.3 million Veritas shares to Seagate stockholders, and this will effectively reduce the number of shares of Veritas common stock by approximately 18.7 million shares and provide Veritas with the ability to retain up to $750 million in cash and Seagate's investment securities.

The details of this transaction will be represented in their entirety including risk factors in the proxy statement filed with the SEC. However, the following are key highlights of the transaction, some of which we've already covered.

Veritas will be acquiring all 128 million shares by issuing 109.3 million new shares of Veritas common stock currently held by Seagate to provide Veritas with the ability to retain up to $750 million in cash and Seagate's investment securities. Any retained cash and the agreed value of securities will be converted into additional Veritas shares, and Seagate stockholders will receive approximately .467 shares of Veritas common stock and approximately $5 in cash for each Seagate share based on the stock prices of Veritas as of the close of March 28, 2000. And assuming a $500 million cash retention by Veritas Software and Seagate's anticipated cash position at closing.

And so what is the investor group buying? Just to give you some of the different perspectives between the investor group and Veritas. The investor group is buying Seagate's core business including our disk drive, tape drive, and components business, including all of our operating assets and liabilities. It is also buying Seagate Software, the Internet Solutions Group including Ziotech Corporation, Server Appliance Group, and the Consumer Solutions Group, and all other Seagate minority investments.

Veritas is buying all the approximately 128 million shares of Veritas Software stock now held by Seagate, the securities of SanDisk, Gadzoox, CVC, and Dragon Systems currently held by Seagate, and retained cash.

The transaction makes sense for Seagate stockholders because they will receive Veritas Software stock plus cash in exchange for their Seagate stock at an all time high value for Seagate shares. That value represents a 26% premium for the 30-day average share price, and it effectively unlocks the value of Veritas Software stock held by Seagate and the core Seagate business. The issuance of the Veritas Software stock and Seagate stockholders is intended to be tax-free. The transaction makes sense for Seagate's management, employees, customers, and suppliers because it allows Seagate to return to a highly focused core business strategy, to allow Seagate to invest based on long-term strategies and objectives, and it allows Seagate employees to participate in a private company equity.

Mark, did you want to go into more detail on the benefits to the Veritas shareholders?

MARK: Sure. Let me just kind of give you an overview. I don't want to be overly redundant here, but let me just for completeness go through this.

There is $3 billion of value recapture, and there are certain elements of the agreement that puts some variables in here. But approximately $2 billion in cashless share repurchase and approximately $1 billion in cash and securities infusion. We expect at the end of the day to reduce the share count by 12.5 million shares. We expect it to be accretive to operations at 7% to EPS in the year 2001. We keep the Veritas shares that Seagate owns out of unfriendly hands, one of the concerns that you have in the back of your mind is that they could get acquired by someone else and that that someone else may not be someone that we particularly want to have a whole bunch of shares and sit on our board. It removes the Seagate overhang which generates a broad distribution of unlocked shares, and increases our float from 67% to 99%. The exchange ratio locks in the accretion. The transaction has no collar. And Veritas never owns the disk drive business.

And so, that is from our point of view, and we think that it is a fabulous transaction.

STEVE: Okay, and so again, thanks Mark. And just in terms of strategy going forward, you know, clearly from the Seagate disk drive perspective, operating businesses that the goal is to remain the leader of supplier storage technology. We believe that we have structured the transaction in a way that provides us with the financial resources to continue to maintain our leadership position in technology at the device level and at the component level. We will continue to pursue our leadership position in business intelligent software. We believe that we can accelerate the core business improvement in terms of technology leadership, time to market leadership, advanced manufacturing, operating efficiencies driven from initiatives such as supply chain management and six sigma. And it gives us an opportunity to accelerate the business potential that we have in emerging markets in the commercial and consumer marketplaces.

In summary, it is a significant advance for Seagate stockholders and employees, and Veritas stockholders. We feel that the transaction announced today is structured to unlock the value of Seagate's assets to its stockholders. And for Veritas the transaction is accretive, and by decreasing the total number of shares outstanding and earned interest on any cash retained. In addition, the transaction eliminates the shareholder overhang of Seagate's approximate 33% ownership in Veritas and increases stockholder liquidity.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The foregoing information contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements regarding, among other things, the timing, effect, and potential value of the transaction, are based on the current expectations and beliefs of managements of Seagate and VERITAS Software, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the transaction to close due to the failure to obtain regulatory or other approvals; the failure of the transaction to close due to the failure of Silver Lake Partner's financing source to fulfill certain financial commitments; the failure of the Seagate or VERITAS Software stockholders to approve the merger; the risk of unanticipated costs of effecting the transaction; the risk that liabilities will arise and the new private company will be unable or unwilling to satisfy its proposed indemnification obligations to VERITAS Software; the risk that the economic terms of the transaction will vary substantially due to changes in the market prices of VERITAS software or the investment securities and the impact of the operations of Seagate and the resulting cash balances at closing; and the risk that the Internal Revenue Service will determine that the transaction is taxable to the Seagate stockholders.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both Seagate and VERITAS Software as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the "Factors Affecting Future Operating Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Seagate's Form 10-K its fiscal year ended July 2, 1999 and its Form 10-Q for its fiscal quarter ended December 31, 1999, and in the "Factors That May Affect Future Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations" section of VERITAS Software's Form 10-Q for its fiscal quarter ended September 30, 1999.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Seagate and VERITAS Software are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Seagate and VERITAS Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Seagate or VERITAS Software by directing such requests to the respective investor relations contacts listed below.

Seagate and its officers and directors may be deemed to be participants in the solicitation of proxies from Seagate's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Seagate's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on October 4, 1999, and in its S-4 Registration Statement, as subsequently amended, on September 3, 1999. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the Seagate investor relations' contacts listed below.

VERITAS Software and its officers and directors may be deemed to be participants in the solicitation of proxies from VERITAS Software's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in VERITAS Software's S-1 Registration Statements filed with the Securities and Exchange Commission on September 22, 1999, as supplemented. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the VERITAS Software investor relations' contacts listed below.


FOR MORE INFORMATION CONTACT:

SEAGATE TECHNOLOGY                          VERITAS  SOFTWARE

Media Relations                             Media Relations
---------------                             ---------------
Julie A. Still 831-439-2276                 Erin Jones 805-783-4528
Julie_a_still@notes.Seagate.com             erin.jones@VERITAS.com
-------------------------------             ----------------------
Forrest W. Monroy 831-439-2838              Rebecca Glenn 650-318-4362
Forest_w_monroy@Seagate.com                 rebeca.glenn@VERITAS.com
---------------------------                 ------------------------
Philip D. Montero 831-439-2862              Martha Blackwell 805-782-4175
Philip_d_montero@notes.Seagate.com          martha.blackwell@VERITAS.com
----------------------------------          ----------------------------

Investor Relations                          Investor Relations
Bill Rowley 831-439-2371                    Dave Galiotto 650-318-4047
Bill_Rowley@notes.Seagate.com               dave.galiotto@VERITAS.com
Denise Franklin 831-439-2789                Borah Kim 650-318-4514
Denise_franklin@notes.Seagate.com           borah.kim@VERITAS.com